2004 SECOND QUARTER REPORT



USA REIT FUND LLC











COMMITMENT TO

EXCELLENCE

Brompton is regarded as one of the finest and most highly respected providers of financial products and management services to individual and institutional clients in Canada.

Through a disciplined commitment to excellence, Brompton has grown its assets under management to over $1 billion in the past two years, establishing a solid foundation that will continue to deliver strong returns to its investors and clients. Brompton's success has been achieved by offering investments to the public which combine excellent value, integrity and superior performance. Brompton's management and directors are a well respected group of accomplished business leaders who maintain the highest levels of corporate governance. The extensive experience, track record and integrity of its people are Brompton's most valuable assets.

Table of Contents   Message to Shareholders **1**   Portfolio Manager's Report **4**   Financial Statements **5**
Notes to Financials **11**   Directors and Officers and Corporate Information **OBC**

Message to Shareholders

We are pleased to provide the unaudited financial results of USA REIT Fund LLC for the second quarter ended June 30, 2004. The Fund commenced operations on December 17, 2003 when it closed its initial public offering of $27.7 million and accordingly there are no comparative figures. The following information provides an analysis of the operations and financial position of the Fund and it should be read in conjunction with the unaudited financial statements and accompanying notes. All financial figures are in Canadian dollars unless otherwise noted.

The Fund

USA REIT Fund LLC is a limited liability company that was incorporated in the state of Delaware. It trades on the Toronto Stock Exchange under the symbol URF. The Fund's investment portfolio is actively managed by INVESCO Real Estate which is located in Dallas, Texas.

Wind-up of the Fund

On August 13, 2004, the Board of Directors of the Fund approved a resolution to hold a special shareholder meeting in September where shareholders will be asked to vote upon a special resolution to approve the liquidation, dissolution and winding up of the Fund. The reasons for the wind-up are: (i) the shares of the Fund are thinly traded, (ii) as a closed-end fund registered under the United States Investment Company Act of 1940, the Fund's shares are not redeemable at the option of shareholders, and (iii) the shares have generally traded below their net asset value. In addition, recent regulatory initiatives in the United States will result in substantially increased costs to the Fund effective in October, 2004. If the special resolution is approved by shareholders, the assets of the Fund will be liquidated and a liquidating distribution equal to the net asset value at that time will be paid to shareholders shortly thereafter. If shareholders do not approve the wind up resolution, the Fund will continue as it is currently being operated.

Net Asset Value

During the three and six months ended June 30, 2004, the Fund's net asset value per unit decreased by $1.18 and $0.25, respectively.

	Three months Per Share		Six months Per Share	
Net investment income	$	0.10	$	0.19
Net realized gains (losses) on investments, foreign currency transactions and forward contracts		(0.05)		0.02
Net change in unrealized gains on investments, foreign currency transactions and forward contracts		(1.05)		(0.10)
Results of operations		(1.00)		0.11
Less: dividends		(0.18)		(0.36)
Decrease in net asset value	$	(1.18)	$	(0.25)

Liquidity and Capital Resources

The Fund may borrow up to 25% of the total assets of the Fund to purchase portfolio investments and a further 2.5% of total assets for working capital purposes.

As of June 30, 2004, the Fund had borrowed $8.8 million (US$6.55 million) under its credit facilities which represented 26.3% of total assets. The Fund's borrowings consisted of a US$3.5 million 3 year term loan at an interest rate of 3.45%, a US$2.4 million loan based on LIBOR and a US$0.65 million loan based on the US prime rate.

The Fund's normal course issuer bid allows it to purchase up to 267,000 common shares through January 22, 2005 for cancellation when shares trade below their net asset value. In such situations, purchases under the issuer bid are accretive to the net asset value of the Fund. A total of 52,600 common shares were purchased in the second quarter and 78,500 common shares have been purchased since the bid was implemented at an average price of $8.62 and $8.88, respectively, per share.

As of June 30, 2004, the Fund's closing price was $8.25 which represents a 9.0% discount to the net asset value at that time.

Investment Portfolio As of June 30, 2004, the Fund's portfolio included 38 REIT equity securities and 26 REIT preferred securities. The Fund is diversified by type of real estate and by geography as shown in the accompanying pie charts.



Regional Diversification

- Mideast 14%
- Northeast 17%
- Southeast 20%
- Pacific 17%
- East North Central 11%
- Mountain 6%
- Southwest 10%
- West North Central 5%



Industry Diversification

- Industrial/Office 1%
- Office 20%
- Healthcare 18%
- Apartments 4%
- Specialty 1%
- Retail 25%
- Lodging/Resorts 11%
- Industrial 6%
- Diversified 9%
- Manufactured Homes 1%
- Self-Storage 4%

Hedging Strategy

Immediately following the closing of its initial public offering, the Fund entered into foreign currency forward contracts to hedge its US currency position back to Canadian dollars. At June 30, 2004, these contracts had an unrealized gain of $0.2 million. This appreciation has offset the exchange losses on the Fund's US dollar assets. The Fund's portfolio value has been hedged through the use of a five-year currency forward representing approximately 75% of the Fund's assets with the balance in short-term currency forwards with 30-day maturities. The Fund has also entered into currency forwards which approximately represent the Fund's foreign exchange exposure for 12 months of distributions. In addition to providing protection against currency exchange rate movements, the forward contracts allow the Fund to realize a benefit equal to the interest rate differential between the US and Canada over the term of the contract. As a result, the Fund will earn about 0.50% per annum from the five year hedges over the term of the hedge and currently earns 0.84% per annum from the short-term hedges.

Dividends

For the three and six months ended June 30, 2004, the Fund distributed US$0.135 (Cdn$0.18) and US$0.27 (Cdn$0.36) per share, respectively. The Fund declares and pays dividends in US dollars.

Tax Treatment of Dividends

On a monthly basis, the Fund determines the portion of the dividend that is taxable and subject to US withholding tax. The Canada-United States Income Tax Treaty currently provides that the taxable portion of dividends paid by the Fund to a Canadian resident are generally subject to withholding tax at a rate of 15%. Investors receive a Canadian tax credit for the full amount of tax withheld. Registered accounts, such as an RRSP or RRIF, are generally exempt from such withholding tax.

On an ongoing basis, the Fund intends to distribute to its shareholders, substantially all of its investment company taxable income and net realized capital gains to maintain its status as a regulated investment company and to ensure the Fund is not subject to US federal income and excise taxes.

Dividend Reinvestment Plan

The Fund adopted a Dividend Reinvestment Plan which allows shareholders who are resident in Canada to reinvest monthly dividends in additional shares of the Fund. The Plan provides shareholders with the opportunity to achieve compound growth of their investment, provides commission-free acquisition of additional shares and is available to registered and non-registered accounts. Shareholders can request enrolment in the Plan by contacting their Investment Advisor, who in turn will then notify the distribution department to effect such enrolment.

Shareholders may opt in or out of the Plan at any time, however, elections must be received at least 2 business days prior to the record date to be considered. All shares acquired pursuant to the Plan are credited to the shareholder's brokerage account monthly.

Shares acquired pursuant to the Plan will be purchased in the market at prevailing market prices during the 6 trading day period following the dividend payment date. The number of shares to be acquired for each shareholder will be equal to the amount of the dividend the shareholder would have received in cash divided by the average purchase price as discussed above. No fractional shares will be issued and the shareholder will receive cash for these fractional shares.

The taxable portion of all dividends, including those dividends reinvested under the Plan, will be required to be included in the shareholder's income for tax purposes.

Further information regarding the Plan can be obtained by contacting the Administrator or your Investment Advisor.

Respectfully submitted on behalf of the Board,

Peter A. Braaten
Chief Executive Officer

David E. Roode
Chief Financial Officer

August 20, 2004

This quarterly report contains forward-looking information which involves known and unknown risks, uncertainties and other factors which may cause actual results to be materially different than the results expressed or implied by such forward-looking information. In evaluating the forward-looking information contained herein, readers should consider various factors, including those described in the Fund's prospectus and other documents filed with regulatory authorities. The Fund is not obligated to update or revise the forward-looking information contained herein to reflect new events or circumstances.

Portfolio Manager's Report

Market Conditions

REITs underperformed during the second quarter of 2004 with the NAREIT Equity Index ("Index") returning (5.81)%. The underperformance can be largely attributed to strong economic reports and indications of pending Federal Reserve interest rate increases, which resulted in a huge sell-off in the sector. REITs underperformed the broader equity markets; large cap stocks, represented by the S&P 500 Index, generated a 1.72% total return and small cap stocks, represented by the Russell 2000 Index, generated a 0.50% total return. While the REIT market rallied from the April & early May sell-off and is up 5.51% YTD, REITs remain well below their first quarter levels.

The overall economic outlook continues to improve. We expect broad equity stocks to generate more rapid earnings growth than REITs during the early stages of an economic recovery. Accordingly, investor preference for faster earnings growth (e.g. broad equity stocks) over relative stability and income (e.g. REITs) could cause REITs to lag broad equity indices in the current environment.

Your Fund

The USA REIT Fund seeks high monthly income and, secondarily, the potential for capital appreciation. It seeks to meet those objectives primarily through investing in publicly traded U.S. real estate investment trusts. Typically a REIT will specialize by property type, geographic location, or both. A REIT may own numerous properties that are managed with on-site staff and corporate real estate managers.

Because the Fund's primary objective is income, the Fund has maintained a meaningful exposure to REIT preferred stocks. At June 30, 2004, the percentage held in REIT common shares stood at 63% and REIT preferred shares stood at 37%. REIT preferred shares may provide downside protection during periods of price declines of REIT common shares. The Fund has and will continue to concentrate on adding relatively attractive dividend yields from common REIT shares with selective use of REIT preferred shares.

Portfolio Strategy

Portfolio strategy remains focused on generating attractive, stable dividends with the prospect for income and capital appreciation over the intermediate to long term. At June 30, 2004, the Fund was positioned with its largest property type holdings in retail (25%), office (20%), and healthcare (18%). The fundamental operating environment for REITs has not changed materially since year-end.



Statement of Assets and Liabilities *(Unaudited)*

(in Canadian dollars)

	June 30, 2004		Dec 31, 2003
Assets			
Investments, at market value (cost 2004 - $32,568,253; 2003 - $30,101,283)	$ **32,856,717**	$	29,705,448
Dividends and interest receivable	**290,259**		171,246
Unrealized gain on forward contracts (note 7)	**227,296**		907,629
Deferred financing costs (note 8)	**56,938**		86,024
Prepaid directors' fees and expenses	**8,447**		-
Total assets	**33,439,657**		30,870,347
Liabilities			
Loans payable (note 8)	**8,781,913**		2,713,725
Amounts payable for investments purchased	**-**		1,864,646
Accrued organization and offering costs	**365**		680,000
Administration and investment advisory fees payable (note 5)	**8,636**		5,382
Accrued directors' fees and expenses	**-**		15,800
Accounts payable and accrued liabilities	**85,880**		176,257
Distributions payable (note 4)	**162,388**		70,299
Total liabilities	**9,039,182**		5,526,109
Net assets	$ **24,400,475**	$	25,344,238
Common shares outstanding (no par value, unlimited authorized) (note 3)	**2,691,500**		2,720,000
Net asset value per common share	$ **9.07**	$	9.32
Net assets consist of:			
Paid-in capital	$ **24,433,186**	$	25,163,916
Accumulated net investment loss and capital gains dividends	**(116,160)**		(145,784)
Net realized loss on sale of investments and foreign currency transactions	**(163,990)**		(268,084)
Net realized loss on forward contracts	**(84,815)**		-
Unrealized gain (loss) on investments and foreign currency transactions	**104,958**		(313,439)
Unrealized gain on forward contracts	**227,296**		907,629
Net assets	$ **24,400,475**	$	25,344,238

The accompanying notes are an integral part of these financial statements

Statement of Operations *(Unaudited)*
(in Canadian dollars)

	Three months ended June 30, 2004	Six months ended June 30, 2004
Income		
Dividend income	$ 484,362	$ 910,144
Interest income	272	6,718
	484,634	916,862
Expenses		
Administration fee (note 5)	12,845	30,918
Investment advisory fee (note 5)	15,699	37,788
Legal and tax	44,986	49,972
Audit fee	7,480	14,959
Valuation fees	11,848	23,695
Custodian fees	3,996	7,993
Directors' fees and expenses	15,518	31,035
Reports to shareholders	6,055	12,110
Insurance	-	4,249
Other general and administrative	16,222	32,643
Interest and bank charges (note 8)	79,510	147,368
Total expenses	214,159	392,730
Net investment income	**270,475**	**524,132**
Net realized loss on forward contracts	**(170,399)**	**(84,815)**
Net realized gain on sale of investments and foreign currency transactions	**13,290**	**104,094**
Net change in unrealized gain (loss) on investments and foreign currency transactions	**(2,629,092)**	**418,397**
Net change in unrealized gain on forward contracts (note 7)	**(249,297)**	**(680,333)**
Net increase (decrease) in net assets resulting from operations	**$ (2,765,023)**	**$ 281,475**

Statement of Changes in Net Assets *(Unaudited)*
(in Canadian dollars)

	Three months ended June 30, 2004	Six months ended June 30, 2004	Period from Dec. 17, 2003* to Dec. 31, 2003
Operations:			
Net investment income	$ 270,475	$ 524,132	$ (153,284)
Net realized loss on forward contracts	(170,399)	(84,815)	-
Net realized gain on sale of investments and foreign currency transactions	13,290	104,094	(260,584)
Net change in unrealized gain (loss) on investments and foreign currency transactions	(2,629,092)	418,397	(313,439)
Net change in unrealized gain on forward contracts (note 7)	(249,297)	(680,333)	907,629
	(2,765,023)	281,475	180,322
Shareholder transactions:			
Proceeds from issuance of common shares, net (note 3)	-	461,250	25,035,256
Distributions to shareholders	(495,109)	(989,016)	(71,340)
Repurchase of common shares (note 3)	(453,339)	(697,472)	-
	(948,448)	(1,225,238)	24,963,916
Net increase (decrease) in net assets	(3,713,471)	(943,763)	25,144,238
Net assets – beginning of period	**28,113,946**	25,344,238	200,000
Net assets – end of period	**$ 24,400,475**	**$ 24,400,475**	**$ 25,344,238**

* Commencement of operations

The accompanying notes are an integral part of these financial statements

Statement of Cash Flows *(Unaudited)*

(in Canadian dollars)

		Three months ended **June 30, 2004**		Six months ended June 30, 2004
Cash flows from operating activities:				
Results of operations	$	**(2,765,023)**	$	281,475
Adjustments to reconcile net cash used in operations:				
Net realized gain on sale of investments and foreign currency transactions		**4,280**		(126,329)
Net change in unrealized gain on investments and foreign currency transactions		**2,628,708**		(464,670)
Net change in unrealized gain on forward contracts		**249,297**		680,333
Amortization of deferred financing costs		**14,549**		29,125
Increase in dividends and interest receivable		**(17,121)**		(119,013)
Increase in prepaid directors' fees and expenses		**(8,447)**		(8,447)
Increase (decrease) in administration and investment advisory fees payable		**(5,678)**		3,254
Increase (decrease) in accrued directors' fees and expenses		**(2,683)**		(15,800)
Increase (decrease) in accounts payable and accrued liabilities		**(3,294)**		(19,116)
Increase (decrease) in accrued organization and offering costs		**(4,904)**		(679,635)
Purchase of investments (note 6)		**(879,270)**		(8,678,285)
Proceeds from sale of investments (note 6)		**1,744,343**		4,154,888
Return of capital		**144,865**		285,786
Cash provided by (used in) operating activities		**1,106,210**		(4,676,434)
Cash flows from financing activities:				
Proceeds from issuance of common shares, net (note 3)		**-**		461,250
Increase (decrease) in loans payable		**(111,856)**		5,839,722
Deferred financing costs paid		**-**		(71,300)
Distributions paid to shareholders		**(495,011)**		(896,927)
Repurchase of common shares (note 3)		**(453,339)**		(697,472)
Cash provided by (used in) financing activities		**(1,060,206)**		4,635,273
Net increase (decrease) in cash and short-term investments		**46,004**		(41,161)
Cash and short-term investments, beginning of period		**7,300**		94,465
Cash and short-term investments, end of period	$	**53,304**	$	53,304
Supplemental information:				
Interest paid	$	**65,043**	$	107,061

The accompanying notes are an integral part of these financial statements

Statement of Financial Highlights *(Unaudited)*
(in Canadian dollars)

Selected Per Common Share Data		Three months ended June 30, 2004		Six months ended June 30, 2004
Net assets – beginning of period	$	10.25	$	9.32
Operations:				
Net investment income [2]		0.10		0.19
Net realized and unrealized gains from investments, foreign currency transactions and forward contracts		(1.10)		(0.08)
Total from operations		(1.00)		0.11
Shareholder transactions:				
Distributions		(0.18)		(0.36)
Net decrease in net assets		(1.18)		(0.25)
Net assets – end of period	$	9.07	$	9.07
Market price – end of period	$	8.25	$	8.25
Total return [3]				
Based on net asset value (%) [5]		(9.55)		1.39
Based on market price (%) [5]		(10.31)		(13.55)
Ratios and supplemental data				
Net assets, end of period ($ millions)	$	24.4	$	24.4
Ratio of expenses to average net assets (%) [4]		2.16		1.94
Ratio of expenses including interest and bank charges to average net assets (%)[4]		3.41		3.10
Ratio of net investment income to average net assets (%) [5]		1.11		2.05
Asset coverage per $1,000 of loans payable		3,783		3,783
Portfolio turnover rate (%)		2.19		12.32
Average commission rate per share	$	0.047	$	0.015

(1)   Beginning per share amount reflects the $10.00 initial public offering price net of agents' fees of 5.25% and offering costs of $547,244.

(2)   Based on the weighted average common shares outstanding during the period.

(3)   Total return based on net asset value reflects changes in the Fund's net asset value during the period. Total return based on market value reflects changes in market value. Each figure includes reinvestments of dividends.

(4)   Annualized and includes administration, investment advisory, and general and administrative expenses.

(5)   Not annualized.

The accompanying notes are an integral part of these financial statements

Statement of Investments *(Unaudited)*

As at June 30, 2004

		Cost (USD)		Cost (CDN)		Market Value (USD)		Market Value (CDN)	% of Portfolio
	Cash and short-term investments	$ 39,757	$	53,759	$	39,757	$	53,304	0.2%
No. of Shares	**Common Stocks**								
	Apartments								
7,600	AMLI Residential Properties Trust	203,415		269,520		222,984		298,966	
8,100	Town & Country Trust	198,704		263,174		204,444		274,108	
4,000	Gables Residential Trust	131,407		174,069		135,920		182,235	
1,000	Mid-America Apartment Communities, Inc.	32,908		43,611		37,890		50,801	
		566,434		750,374		601,238		806,110	2.5%
	Diversified								
20,500	Colonial Properties Trust	798,911		1,062,229		789,865		1,059,012	
36,700	Crescent Real Estate Equities Company	594,576		784,805		591,604		793,193	
11,700	iStar Financial Inc.	444,885		592,665		468,000		627,471	
3,800	Lexington Corporate Properties Trust	73,965		99,568		75,658		101,438	
		1,912,337		2,539,267		1,925,127		2,581,114	7.8%
	Freestanding								
45,500	Commercial Net Lease Realty, Inc.	799,436		1,059,185		782,600		1,049,271	
8,200	Getty Realty Corp.	200,589		270,482		206,312		276,613	
		1,000,025		1,329,667		988,912		1,325,884	4.0%
	Healthcare								
30,300	Healthcare Realty Trust	1,068,766		1,417,296		1,135,644		1,522,615	
48,000	Nationwide Health Properties, Inc.	876,879		1,161,517		907,200		1,216,328	
32,600	Health Care Property Investors, Inc.	797,045		1,055,794		783,704		1,050,751	
47,400	Senior Housing Properties Trust	794,397		1,052,759		795,846		1,067,031	
18,900	Health Care REIT, Inc.	644,679		858,273		614,250		823,556	
15,300	Omega Healthcare Investors, Inc.	129,765		171,855		153,612		205,955	
2,700	Universal Health Realty Income Trust	75,511		101,650		77,490		103,895	
		4,387,042		5,819,144		4,467,746		5,990,131	18.2%
	Industrial Properties								
18,200	First Industrial Realty Trust, Inc.	614,804		811,586		671,216		899,933	2.7%
	Industrial/Office Properties								
2,200	Liberty Property Trust	82,872		109,773		88,462		118,605	
		82,872		109,773		88,462		118,605	0.4%
	Lodging-Resorts								
13,900	Hospitality Properties Trust	574,186		761,323		587,970		788,321	2.4%
	Office Properties								
21,600	Arden Realty, Inc.	635,242		841,499		635,256		851,719	
22,900	Maguire Properties, Inc.	514,204		681,414		567,233		760,518	
9,200	Mack-Cali Realty Corporation	370,741		491,083		380,696		510,418	
12,500	Prentiss Properties Trust	396,006		524,728		419,000		561,774	
14,400	Equity Office Properties Trust	402,974		533,924		391,680		525,145	
19,400	Glenborough Realty Trust, Inc.	362,303		480,579		355,990		477,294	
10,000	Brandywine Realty Trust	270,942		358,983		271,900		364,550	
26,600	HRPT Properties Trust	266,407		352,975		266,266		356,996	
5,700	Highwoods Properties, Inc.	137,214		181,673		133,950		179,593	
4,200	CarrAmerica Realty Corporation	126,151		167,064		126,966		170,230	
		3,482,184		4,613,922		3,548,937		4,758,237	14.5%
	Regional Malls								
15,300	Glimcher Realty Trust	333,300		441,559		338,436		453,758	1.4%
	Self-Storage Facilities								
19,100	Public Storage, Inc. Class A	562,425		745,664		498,701		668,633	
11,300	Sovran Self Storage, Inc.	397,936		527,350		431,434		578,445	
		960,361		1,273,014		930,135		1,247,078	3.8%
	Shopping Centers								
23,300	Heritage Property Investment Trust, Inc.	660,945		875,752		630,498		845,340	
21,500	New Plan Excel Realty Trust	531,445		704,192		502,240		673,378	
7,600	Ramco-Gershenson Properties Trust	196,905		262,638		184,148		246,896	
		1,389,295		1,842,582		1,316,886		1,765,614	5.4%
	Specialty Properties								
5,200	American Financial Realty Trust	73,907		99,490		74,308		99,628	
2,100	Entertainment Properties Trust	74,089		99,734		75,054		100,629	
		147,996		199,224		149,362		200,257	0.6%
	Total Common Stocks	$ 15,450,836	$	20,491,435	$	15,614,427	$	20,935,042	63.7%

The accompanying notes are an integral part of these financial statements

Statement of Investments *(Unaudited)*

As at June 30, 2004

No. of Shares	Preferred Stocks	Cost (USD)	Cost (CDN)	Market Value (USD)	Market Value (CDN)	% of Portfolio
	Apartments					
10,000	Apartment Investment & Management Co. - *Series T, 8%*	$ 258,000	$ 330,962	$ 241,200	$ 323,389	
8,000	Mid-America Apartment Communities, Inc. - *Series H, 8.3%*	212,400	279,051	201,200	269,759	
1,100	Mid-America Apartment Communities, Inc. - *Series F, 9.25%*	29,975	38,375	29,425	39,452	
		500,375	648,388	471,825	632,600	1.9%
	Diversified					
8,000	Crescent Real Estate Equities Company - *Series B, 9.5%*	222,560	294,725	210,680	282,469	0.9%
	Industrial Properties					
17,500	Keystone Property Trust - *Series E, 7.375%*	437,500	581,612	441,438	591,857	
10,000	Keystone Property Trust - *Series D, 9.125%*	273,500	362,182	259,000	347,254	
		711,000	943,794	700,438	939,111	2.9%
	Industrial/Office Properties					
4,200	Bedford Property Investors, Inc. - *Series B, 7.625%*	105,000	137,319	100,485	134,725	
		105,000	137,319	100,485	134,725	0.4%
	Lodging/Resorts					
40,000	Innkeepers USA Trust - *Series C, 8%*	1,000,000	1,330,300	964,000	1,292,483	
40,000	Winston Hotels, Inc. - *Series B, 8%*	1,000,000	1,300,350	960,800	1,288,193	
4,800	Hospitality Properties Trust - *Series B, 8.875%*	132,768	169,976	126,480	169,578	
3,000	LaSalle Hotel Properties - *Series A, 10.25%*	86,400	114,415	80,325	107,696	
		2,219,168	2,915,041	2,131,605	2,857,950	8.7%
	Manufactured Homes					
8,000	Affordable Residential Communities Inc. - *Series A, 8.25%*	200,000	263,940	206,000	276,195	0.8%
	Office Properties					
40,000	Maguire Properties, Inc. - *Series A, 7.625%*	1,000,000	1,297,650	966,000	1,295,165	
8,000	HRPT Properties Trust - *Series A, 9.875%*	224,400	297,162	214,800	287,993	
8,000	Koger Equity, Inc. - *Series A, 8.5%*	217,520	288,051	205,600	275,658	
3,000	Alexandria Real Estate Equities, Inc. - *Series B, 9.1%*	84,526	111,934	80,160	107,475	
		1,526,446	1,994,797	1,466,560	1,966,291	5.9%
	Regional Malls					
44,900	Glimcher Realty Trust - *Series G, 8.125%*	1,124,362	1,467,604	1,066,375	1,429,742	
12,000	Glimcher Realty Trust - *Series F, 8.75%*	322,800	427,468	303,600	407,052	
8,000	The Mills Corporation - *Series B, 9%*	222,400	282,593	213,120	285,741	
8,000	The Mills Corporation - *Series C, 9%*	220,800	292,394	212,200	284,507	
7,000	The Mills Corporation - *Series E, 8.75%*	190,400	252,137	183,470	245,987	
3,000	CBL & Associates Properties, Inc. - *Series B, 8.75%*	165,150	218,700	158,400	212,375	
		2,245,912	2,940,896	2,137,165	2,865,404	8.7%
	Shopping Centers					
40,000	Kramont Realty Trust - *Series E, 8.25%*	1,000,000	1,311,400	1,008,000	1,351,476	
5,000	Developers Diversified Realty Corp. - *Series F, 8.6%*	134,250	177,781	129,250	173,292	
3,000	Federal Realty Investment Trust - *Series B, 8.5%*	82,350	109,052	79,350	106,389	
		1,216,600	1,598,233	1,216,600	1,631,157	5.0%
	Specialty Properties					
8,000	Entertainment Properties Trust - *Series A, 9.50%*	221,582	285,926	210,681	282,469	0.9%
	Total Preferred Stocks	9,168,643	12,023,059	8,852,039	11,868,371	36.1%
	Total	$ 24,659,236	$ 32,568,253	$ 24,506,223	$ 32,856,717	100.0%

The accompanying notes are an integral part of these financial statements

USA REIT Fund LLC   10

1. **OPERATIONS**

   USA REIT Fund LLC (the "Fund") is a limited liability company organized under the laws of the State of Delaware on September 4, 2003 and is registered under the United States Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end management investment company. Administration of the Fund is provided by Brompton Capital Advisors Inc. (the "Administrator") and INVESCO Real Estate is the Investment Advisor. The Fund was listed on the Toronto Stock Exchange and commenced operations on December 17, 2003 when it issued 2,700,000 common shares at $10.00 per unit through an initial public offering. On January 16, 2004, the Fund completed the issuance of an additional 50,000 common shares at a price of $10.00 pursuant to the exercise of the over-allotment option granted to the agents. The investment objectives of the Fund are to provide shareholders with regular cash distributions and to achieve appreciation in the net asset value per share by investing in a portfolio of securities of US real estate investment trusts.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require the use of certain estimates. Actual results could differ from these estimates. The following is a summary of the significant accounting policies followed by the Fund in the preparation of its financial statements. All figures are in Canadian dollars unless otherwise noted.

   a) **Valuation of Investments**

   The Fund's investments are presented at market value. Investments that are publicly traded are valued at their closing price. If a closing price is not available, these investments are valued using an average of the latest bid and ask prices. Short-term investments having remaining maturities of 60 days or less are stated at amortized cost which approximates their market value.

   b) **Investment Transactions and Income Recognition**

   Investment transactions are recorded on trade date and any realized gains or losses are recognized on the basis of specific identification of the securities sold. Interest income is recognized on an accrual basis. Dividend income is recorded on the ex-dividend date. Net realized gains (losses) on sale of investments include net realized gains or losses from foreign currency changes.

   c) **Foreign Currency Forward Contracts**

   The Fund may enter into foreign currency forward contracts, which are agreements between two parties to buy and sell currencies at a set price on a future date. The market value of the contract will fluctuate with changes in currency exchange rates. The contract is marked-to-market and the change in market value is recorded as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

   d) **Income Taxes**

   The Fund intends to comply with the requirements of Sub-chapter M of the United States of America Internal Revenue Code necessary to qualify as a regulated investment company and, as such, should not be subject to U.S. federal income taxes on otherwise taxable income (including net realized capital gains) which is distributed to shareholders. Accordingly, no income tax provision has been recorded.

   e) **Foreign Exchange**

   The market value of investments and other assets and liabilities that are denominated in foreign currencies are translated into Canadian dollars at the rate of exchange on each valuation date. Unrealized gains and losses on investments include changes in foreign currencies. Purchases and sales of investments and income derived from investments are translated at the rate of exchange prevailing on the respective dates of such transactions.

   f) **Organization and Offering Costs**

   Costs incurred in connection with the organization of the Fund were expensed and costs incurred in connection with the offering of common shares were charged directly to paid-in capital. An affiliate of the Administrator is responsible for offering costs which in combination with organization expenses, exceed 2.5% of gross proceeds raised by the Fund.

   g) **Fair Value of Financial Instruments**

   The fair value of the Fund's financial instruments, which are composed of dividends and interest receivable, accrued organization and offering costs, administration and investment advisory fees payable, accrued directors' fees and expenses, accounts payable and accrued liabilities, distributions payable and loans payable approximate their carrying values.

Notes to the Financial Statements
June 30, 2004 *(Unaudited)*

3. **SHARE INFORMATION**

Authorized

The Fund is authorized to issue an unlimited number of transferable, no par value common shares. Each common share entitles the holder to one vote and to participate equally with respect to any and all distributions made by the Fund.

Issued

	For the three months ended June 30, 2004		For the six months ended June 30, 2004	
	Number of Shares	Amount	Number of Shares	Amount
Shares – beginning of period	2,744,100	$ 25,452,373	2,720,000	$25,235,256
Over-allotment granted pursuant to initial public offering, net	-	-	50,000	461,250
Shares repurchased pursuant to normal course issuer bid	(52,600)	(453,339)	(78,500)	(697,472)
Shares – end of period	2,691,500	$ 24,999,034	2,691,500	$ 24,999,034

On November 26, 2003, the Fund issued 20,000 common shares to an affiliate of the Administrator for proceeds of $200,000.

On December 17, 2003, the Fund completed its initial public offering of 2,700,000 shares at a price of $10.00 for proceeds, net of agents' fees and offering costs, of $25,035,256.

On January 16, 2004, the Fund completed the issuance of an additional 50,000 common shares at a price of $10.00 for proceeds, net of agents' fees and offering costs of $461,250.

The Fund received approval from the TSX to undertake a normal course issuer bid program for the period from January 23, 2004 through to January 22, 2005. Pursuant to the issuer bid, the Fund can purchase up to 267,000 of its common shares for cancellation when the net asset value per unit exceeds its trading price. During the three months and six months ended June 30, 2004, 52,600 and 78,500 common shares were purchased for cancellation at an average price of $8.62 and $8.88, respectively.

The weighted average number of common shares outstanding for the six months ended June 30, 2004 was 2,734,297.

4. **DISTRIBUTIONS PAYABLE TO SHAREHOLDERS**

Distributions are made on a monthly basis to shareholders of record on the last business day of each month. The distributions are payable no later than the tenth business day of the following month. For the three and six months ended June 30, 2004, the Fund declared total distributions of $0.18 (US$0.135) and $0.36 (US$0.270) per share.

Pursuant to the Fund's distribution reinvestment plan, shareholders may elect to reinvest monthly distributions in additional shares of the Fund.

5. **ADMINISTRATION, INVESTMENT ADVISORY AND DIRECTORS' FEES**

Pursuant to an administration agreement, the Administrator provides administrative services to the Fund, for which it is paid a fee based on the net asset value of the Fund. If the net asset value exceeds $55 million, the Administrator will receive an annual fee equal to the sum of: (i) 0.30% of the net asset value for the first $10 million; (ii) 0.40% of the net asset value on the next $10 million; and (iii) 0.50% of the net asset value above $20 million. If the net asset value is less than $55 million, the Administrator will receive an annual fee equal to 45% of 1.10% of the net asset value which will be reduced by 0.014% of the net asset value for each $1 million of net asset value below $55 million and further reduced by 0.055% of the net asset value for each $1 million of net asset value below $30 million.

Pursuant to an investment advisory agreement, the Investment Advisor is authorized to invest, reinvest and manage the investments of the Fund in accordance with the investment objectives and subject to the investment restrictions as described in the prospectus of the Fund, for which it is paid a fee based on the net assets of the Fund. If the net asset value exceeds $55 million, the Investment Advisor will receive an annual fee equal to the sum of: (i) 0.80% of the net asset value for the first $10 million; (ii) 0.70% of the net asset value on the next $10 million; and (iii) 0.60% of the net asset value above $20 million. If the net asset value is less than $55 million, the Investment Advisor will receive an annual fee equal to 55% of 1.10% of the net asset value which will be reduced by 0.014% of the net asset value for each $1 million of net asset value below $55 million and further reduced by 0.055% of the net asset value for each $1 million of net asset value below $30 million.

The Fund has agreed to pay each of the independent directors of the Fund an annual fee of US$16,000.

6.   INVESTMENT TRANSACTIONS

Investment transactions (other than short-term securities) for the three and six months ended June 30, 2004 are as follows:

	For the three months ended June 30, 2004	For the six months ended June 30, 2004
Proceeds from sale of investments	$ 1,557,130	$ 4,154,888
Less cost of investments sold:		
Investments at cost – beginning of period	33,416,108	30,005,872
Investments purchased during the period	741,274	6,813,639
Return of capital	(144,865)	(285,786)
Investments at cost – end of period	(32,514,494)	(32,514,494)
Cost of investments sold during the period	1,498,023	4,019,231
Net realized gain on sale of investments	$ 59,107	$ 135,657

Brokerage commissions on investments purchased and sold during the period ended June 30, 2004 amounted to $4,695.

At June 30, 2004, the cost for US federal income tax purposes was $32,514,494 and the net unrealized gain for all securities was $288,919. This gain consisted of an aggregate gross unrealized gain for all securities in which there was an excess of market value over tax cost of $731,442 and an aggregate gross unrealized loss for all securities in which there was an excess of tax cost over market value of $442,523.

7.   FOREIGN CURRENCY FORWARD CONTRACTS

The Fund uses foreign currency forward contracts to hedge foreign exchange risks associated with its US dollar investment portfolio and future cash flow.

At June 30, 2004, the Fund has entered into the following foreign currency forward contracts with a Canadian chartered bank:

Canadian Dollars Purchased	US Dollars Sold	Delivery Date	Unrealized Gain (Loss)
5,181,060	3,820,000	July 22, 2004	$ 57,648
156,970	120,000	August 23, 2004	(4,044)
157,090	120,000	September 22, 2004	(3,977)
157,193	120,000	October 22, 2004	(3,909)
157,310	120,000	November 22, 2004	(3,825)
157,414	120,000	December 22, 2004	(3,753)
157,505	120,000	January 24, 2005	(3,704)
161,976	120,000	February 24, 2005	726
160,536	120,000	March 24, 2005	(751)
163,932	120,000	April 22, 2005	2,606
165,960	120,000	May 24, 2005	4,592
156,768	115,000	June 22, 2005	2,087
19,785,600	14,400,000	December 17, 2008	183,600
			$ 227,296

The obligations of the Fund under these forward contracts are secured by a first-ranking security interest over all of the Fund's assets in connection with the Fund's credit agreement (note 8).

8.   **LOANS PAYABLE**

Pursuant to a credit agreement with the US agency of a Canadian chartered bank, the Fund has a US dollar 364-day renewable revolving operating line of credit ("Revolver") and a US dollar three year non-revolving term credit facility ("Term Credit Facility") maturing on December 19, 2006. The Revolver provides for maximum borrowings of US $4.0 million at either the US prime rate of interest or the LIBOR rate plus a fixed percentage. At June 30, 2004, the Fund had a US prime loan in the amount of US$650,000 and a US LIBOR loan in the amount of US$2.4 million under this facility. The Term Credit Facility provides for maximum borrowings of US$3.5 million. At June 30, 2004, the Term Credit Facility was fully drawn bearing interest at 3.45% which is fixed for the balance of the term. All of the Fund's assets have been pledged as collateral for amounts borrowed under the credit facilities and the lender has first charge over the assets. The credit agreement requires that the Fund maintain an asset coverage ratio of 3:1 at all times.

Costs incurred to establish the credit facilities are deferred and amortized over the term of the facilities. For the three and six months ended June 30, 2004, the Fund has recorded amortization of these costs in the amounts of $14,549 and $29,125, respectively. The credit facilities are used by the Fund to purchase additional investments and for general Fund purposes. The average borrowings during the period were $7,713,325 (US$5,742,637) and the average interest rate was 3.02%.



USA REIT FUND LLC

Corporate Information

Directors & Officers:

Peter A. Braaten
Director & President and CEO

Sharon H. Sallows*
Chairman of the Board, Director

W. Andrew Krusen, Jr.*
Director

David E. Roode
Chief Financial Officer & Corporate Secretary

*Member of Audit and Corporate Governance Committee

USA REIT Fund LLC
425 Walnut Street
Cincinnati, Ohio 45202
USA

Brompton Capital Advisors Inc., the Administrator
Suite 2930, P.O. Box 793
Bay Wellington Tower, BCE Place
181 Bay Street
Toronto, Ontario
M5J 2T3

Phone: 416-642-6000
Toll Free: 866-642-6000
Fax: 416-642-6001



